Exhibit 99.1

Ctrip Reports Unaudited Third Quarter of 2018 Financial Results

Shanghai, China, November 7, 2018 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced its unaudited financial results for the third quarter ended September 30, 2018.

Key Highlights for the Third Quarter of 2018

•                                Ctrip reported solid financial results in the third quarter of 2018.

•                      Net revenue increased by 15% year-on-year to RMB9.4 billion (US$1.4 billion) for the third quarter of 2018, which also represents an increase by 28% from the previous quarter.

•                      Operating margin was 16% for the third quarter of 2018 compared to 10% for the previous quarter. Excluding share-based compensation charges, Non-GAAP operating margin was 20% for the third quarter of 2018, compared to 16% for the previous quarter.

•                                Ctrip’s international businesses sustained robust growth momentum.

•                      Excluding Skyscanner, international air businesses growth almost tripled the industry growth.

•                      Skyscanner’s direct booking program continues to gain momentum, delivering around 250% revenue growth year-on-year in the third quarter.

•                                Ctrip increased its presence in lower-tier cities.

•                      Ctrip brand’s low-star hotel room-night growth accelerated to approximately 50% year-on-year in the third quarter.

•                      Total gross merchandise value of the offline stores grew over 80% year-on-year in the third quarter.

•                                The Company strengthened its partnership with suppliers.

•                      In China, the number of hotels with guaranteed room allotments increased by approximately 160% year-over-year.

“Ctrip reported solid results in the third quarter of 2018,” said Jane Sun, Chief Executive Officer. “We are seeing our large, growing and loyal customer base continue to increase their engagements on Ctrip. We are selling more travel products across our customer’s travel itinerary. With our strong foundation in the travel industry, despite the ongoing macro uncertainty, we are confident that we are the best travel company to capture more travel market share going forward.”

“Ctrip continued making solid progress in each of our business area in the third quarter of 2018,” said James Liang, Executive Chairman. “We have established a strong track record and are committed to continuing riding the travel growth wave: during high tides, we can boost our scale and profitability; and during low tides, we can extend our competitive advantages and accelerate market share gain. We will continue to work hard to extend the advantages of scale, while seizing the opportunities presented by globalization to drive Ctrip’s long-term success.”

Third Quarter of 2018 Financial Results and Business Updates

For the third quarter of 2018, Ctrip reported net revenue of RMB9.4 billion (US$1.4 billion), representing a 15% increase from the same period in 2017. Net revenue for the third quarter of 2018 increased by 28% from the previous quarter.

Accommodation reservation revenue for the third quarter of 2018 was RMB3.6 billion (US$528 million), representing a 21% increase from the same period in 2017, primarily driven by an increase in accommodation reservation volume. Accommodation reservation revenue for the third quarter of 2018 increased by 29% from the previous quarter, primarily due to seasonality.

Transportation ticketing revenue for the third quarter of 2018 was RMB3.6 billion (US$527 million), representing a 6% increase from the same period in 2017. Transportation ticketing revenue increased by 20% from the previous quarter, primarily due to seasonality.

Packaged tour revenue for the third quarter of 2018 was RMB1.4 billion (US$201 million), representing a 28% increase from the same period in 2017, primarily driven by an increase in volume growth of organized tours and self-guided tours. Packaged tour revenue for the third quarter of 2018 increased by 64% from the previous quarter, primarily due to seasonality.

Corporate travel revenue for the third quarter of 2018 was RMB267 million (US$39 million), representing a 31% increase from the same period in 2017, primarily driven by expansion in travel product coverage. Corporate travel revenue for the third quarter of 2018 increased by 5% from the previous quarter.

Gross margin was 79% for the third quarter of 2018, compared to 84% for the same period in 2017, and 80% for the previous quarter.

Product development expenses for the third quarter of 2018 increased by 14% to RMB2.5 billion (US$363 million) from the same period in 2017 and increased by 11% from the previous quarter, primarily due to the increase in product development personnel related expenses. Product development expenses for the third quarter of 2018 accounted for 27% of the net revenue. Excluding share-based compensation charges, non-GAAP product development expenses for the third quarter of 2018 accounted for 24% of the net revenue, which remained consistent with the same period in 2017 and decreased from 27% for the previous quarter.

Sales and marketing expenses for the third quarter of 2018 increased by 14% to RMB2.7 billion (US$394 million) from the same period in 2017 and increased by 23% from the previous quarter, primarily due to an increase in sales and marketing related activities. Sales and marketing expenses for the third quarter of 2018 accounted for 29% of the net revenue. Excluding share-based compensation charges, non-GAAP sales and marketing expenses for the third quarter of 2018 accounted for 29% of the net revenue, which remained consistent with the same period in 2017 and the previous quarter.

General and administrative expenses for the third quarter of 2018 increased by 2% to RMB688 million (US$100 million) from the same period in 2017. General and administrative expenses for the third quarter of 2018 increased by 1% from the previous quarter. General and administrative expenses for the third quarter of 2018 accounted for 7% of the net revenue. Excluding share-based compensation charges, non-GAAP general and administrative expenses accounted for 6% of the net revenue, which decreased from 7% for the same period in 2017 and the previous quarter.

Income from operations for the third quarter of 2018 was RMB1.5 billion (US$215 million), compared to RMB1.6 billion for the same period in 2017 and RMB724 million for the previous quarter. Excluding share-based compensation charges, Non-GAAP income from operations was RMB1.9 billion (US$274 million), compared to RMB2.0 billion for the same period in 2017 and RMB1.2 billion for the previous quarter.

Operating margin was 16% for the third quarter of 2018, compared to 19% for the same period in 2017, and 10% for the previous quarter. Excluding share-based compensation charges, Non-GAAP operating margin was 20%, compared to 24% for the same period in 2017 and 16% for the previous quarter.

Income tax expense for the third quarter of 2018 was RMB257 million (US$37 million), compared to RMB368 million for the same period of 2017 and RMB322 million for the previous quarter. The change in our effective tax rate primarily reflects certain non-taxable loss of the fair value changes in equity securities investments.

Net loss attributable to Ctrip’s shareholders for the third quarter of 2018 was RMB1.1 billion (US$165 million), compared to net income of RMB1.4 billion for the same period in 2017 and RMB2.4 billion for the previous quarter, primary due to the losses from the equity securities investments measured at fair value. Excluding share-based compensation charges and fair value changes of equity securities investments, Non-GAAP net income attributable to Ctrip’s shareholders was RMB1.7 billion (US$254 million), compared to RMB1.8 billion in the same period in 2017 and RMB1.1 billion in the previous quarter.

Diluted losses per ADS were RMB2.08 (US$0.30) for the third quarter of 2018. Excluding share-based compensation charges and fair value changes of equity securities investments, Non-GAAP diluted earnings per ADS were RMB2.88 (US$0.42) for the third quarter of 2018.

As of September 30, 2018, the balance of cash and cash equivalents, restricted cash and short-term investments was RMB63.3 billion (US$9.2 billion).

Business Outlook

For the fourth quarter of 2018, the Company expects the net revenue growth to continue at a year-on-year rate of approximately 15-20%, which is calculated on the estimated net revenue of the fourth quarter of 2018 under the new revenue recognition standard and the net revenue of the fourth quarter of 2017 retrospectively adjusted. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call

Ctrip’s management team will host a conference call at 7:00PM U.S. Eastern Time on November 7, 2018 (or 8:00AM on November 8, 2018 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at http://ir.ctrip.com. The call will be archived for twelve months at this website.

Listeners may access the call by dialing the following numbers:

US:	+1-855-8219-305 or +1-240-254-3156
Hong Kong:	+852- 3077-3569
China:	800-820-8527 or 400-612-6501
International:	+65-6653-5870
Passcode:	93154456#

For pre-registration, please click
http://event.onlineseminarsolutions.com/wcc/r/1863193-1/C8400B3C54FBA76F7327C3A19D432BAA

A telephone replay of the call will be available after the conclusion of the conference call until November 14, 2018. The dial-in details for the replay:

International dial-in number:	+65-6653-5846
Passcode:	515091147#

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Ctrip operates, failure to successfully develop Ctrip’s existing or future business lines, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses Non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income attributable to Ctrip’s shareholders, and diluted earnings per ordinary share and per ADS, each of which (except for net commission earned) is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” and its share-based compensation charges are not tax deductible, and fair value changes of equity securities investments, net of tax, recorded under ASU 2016-1. Ctrip’s management believes the Non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using Non-GAAP financial measures is that Non-GAAP measures exclude share-based compensation charges and fair value changes of equity securities investments that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s Non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 196455
Email: iremail@ctrip.com

Ctrip.com International, Ltd.
Unaudited Consolidated Balance Sheets

	December 31, 2017	September 30, 2018	September 30, 2018
	RMB (million)	RMB (million)	USD (million)
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	18,243	21,490	3,129
Restricted cash	1,749	3,990	581
Short-term investments	28,130	37,793	5,503
Accounts receivable, net *	4,749	6,797	990
Prepayments and other current assets	6,547	14,394	2,096

Total current assets	59,418	84,464	12,299

Long-term deposits and prepayments	840	690	100
Land use rights	97	95	14
Property, equipment and software	5,616	5,837	850
Investments	25,574	25,416	3,701
Goodwill	56,246	58,107	8,461
Intangible assets	13,750	13,768	2,005
Other long-term receivable	237	229	33
Deferred tax assets	462	764	111

Total assets	162,240	189,370	27,574

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	16,316	36,026	5,245
Accounts payable	7,459	13,599	1,980
Salary and welfare payable	3,465	3,111	453
Taxes payable	927	1,236	180
Advances from customers	7,868	7,823	1,139
Accrued liability for customer reward program	610	533	78
Other payables and accruals	5,517	6,737	981

Total current liabilities	42,162	69,065	10,056

Deferred tax liabilities *	3,895	3,865	563
Long-term debt	29,220	26,062	3,795
Other long-term liabilities	348	391	57

Total liabilities	75,625	99,383	14,471

SHAREHOLDERS’ EQUITY

Total Ctrip.com International, Ltd. shareholders’ equity	84,836	87,756	12,778

Non-controlling interests	1,779	2,231	325

Total shareholders’ equity	86,615	89,987	13,103

Total liabilities and shareholders’ equity	162,240	189,370	27,574

Ctrip.com International, Ltd.

Unaudited Consolidated Statements of Comprehensive Income

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2018
	RMB (million)	RMB (million)	RMB (million)	USD (million)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue*:
Accommodation reservation	2,998	2,810	3,627	528
Transportation ticketing	3,428	3,024	3,621	527
Packaged-tour	1,075	839	1,378	201
Corporate travel	203	255	267	39
Others	472	429	503	73

Total revenue	8,176	7,357	9,396	1,368

Less: Sales tax and surcharges	(57)	(38)	(41)	(6)

Net revenue	8,119	7,319	9,355	1,362

Cost of revenue	(1,303)	(1,469)	(1,991)	(290)

Gross profit	6,816	5,850	7,364	1,072

Operating expenses:
Product development ***	(2,185)	(2,251)	(2,491)	(363)
Sales and marketing ***	(2,378)	(2,191)	(2,705)	(394)
General and administrative ***	(674)	(684)	(688)	(100)

Total operating expenses	(5,237)	(5,126)	(5,884)	(857)

Income from operations	1,579	724	1,480	215

Interest income	272	324	521	76
Interest expense	(319)	(371)	(393)	(57)
Other income/(loss) **	233	2,256	(2,625)	(382)

Income/(loss) before income tax expense, equity in income of affiliates and non-controlling interests	1,765	2,933	(1,017)	(148)

Income tax expense * / **	(368)	(322)	(257)	(37)
Equity in income/(loss) of affiliates	32	(213)	169	25

Net income/(loss)	1,429	2,398	(1,105)	(160)

Net (income) attributable to non-controlling interests	(35)	(17)	(34)	(5)

Net income/(loss) attributable to Ctrip.com International, Ltd.	1,394	2,381	(1,139)	(165)

Comprehensive income/(loss) attributable to Ctrip.com International, Ltd. **	3,002	1,443	(1,561)	(227)

Earnings/(losses) per ordinary share
- Basic	20.81	34.84	(16.62)	(2.42)
- Diluted	18.86	31.09	(16.62)	(2.42)

Earnings/(losses) per ADS
- Basic	2.60	4.36	(2.08)	(0.30)
- Diluted	2.36	3.89	(2.08)	(0.30)

Weighted average ordinary shares outstanding
- Basic	66,988,804	68,351,426	68,518,501	68,518,501
- Diluted	78,630,110	80,424,419	68,518,501	68,518,501
- Diluted-non GAAP	80,455,948	75,802,146	80,394,301	80,394,301

*** Share-based compensation included in Operating expenses above is as follows:
Product development	210	268	217	32
Sales and marketing	38	44	36	5
General and administrative	136	168	148	22

** Fair value changes of equity securities investments included in Net income/(loss) is as follow:
Fair value (income)/loss of equity securities investments, net of tax	—	(1,750)	2,470	360

** The Company adopted the new financial instruments accounting standard from January 1, 2018 and approximately RMB6 billion of accumulated other comprehensive income for the available-for-sale equity securities that existed as of December 31, 2017 was reclassified into retained earnings upon the initial adoption. After the adoption of this new accounting standard, the Company measured its available-for-sale equity securities at fair value with gains or losses recorded through the income statements, which could vary significantly from quarter to quarter. The impact of applying this new standard for the third quarter of 2018 resulted in an increase of approximately RMB2.6 billion in pre tax loss, net of tax of RMB0.1 billion.

* The new revenue standard (ASC 606) was effective from January 1, 2018 and the revenue of 2018 was reported under new standard. We adopt the full retrospective approach under which, the revenue and other major line items of consolidated statements of comprehensive income and related items of balance sheet of the comparable periods were restated accordingly. The impact of applying this new standard for the third quarter of 2017 resulted in an increase of approximately RMB220 million in net revenue. Meanwhile, as of December 31, 2017, accounts receivable and retained earnings increased with approximately RMB190 million. Deferred tax liabilities as of December 31, 2017 and income tax expenses of the third quarter of 2017 were restated accordingly.

Ctrip.com International, Ltd.

Reconciliation of  GAAP and Non-GAAP Results

(In RMB (million), except % and per share information)

	Quarter Ended September 30, 2018
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Operating expense is as follows:
Product development	(2,491)	27%	217	2%	(2,274)	24%
Sales and marketing	(2,705)	29%	36	0%	(2,669)	29%
General and administrative	(688)	7%	148	2%	(540)	6%
Total operating expenses	(5,884)	63%	401	4%	(5,483)	59%

Income from operations	1,480	16%	401	4%	1,881	20%

Fair value changes of equity securities investments, net of tax	(2,470)	-26%	2,470	26%	—	0%

Net (loss)/income attributable to Ctrip’s shareholders	(1,139)	-12%	2,871	31%	1,732	19%

Diluted (losses)/earnings per ordinary share (RMB)	(16.62)		39.68		23.06

Diluted (losses)/earnings per ADS (RMB)	(2.08)		4.96		2.88

Diluted (losses)/earnings per ADS (USD)	(0.30)		0.72		0.42

	Quarter Ended June 30, 2018
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Share-based compensation included in Operating expense is as follows:
Product development	(2,251)	31%	268	4%	(1,983)	27%
Sales and marketing	(2,191)	30%	44	1%	(2,147)	29%
General and administrative	(684)	9%	168	2%	(516)	7%
Total operating expenses	(5,126)	70%	480	7%	(4,646)	63%

Income from operations	724	10%	480	7%	1,204	16%

Fair value changes of equity securities investments, net of tax	1,750	24%	(1,750)	-24%	—	0%

Net income attributable to Ctrip’s shareholders	2,381	33%	(1,270)	-17%	1,111	15%

Diluted earnings per ordinary share (RMB)	31.09		(15.88)		15.21

Diluted earnings per ADS (RMB)	3.89		(1.99)		1.90

Diluted earnings per ADS (USD)	0.59		(0.30)		0.29

	Quarter Ended September 30, 2017
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Share-based compensation included in Operating expense is as follows:
Product development	(2,185)	27%	210	3%	(1,975)	24%
Sales and marketing	(2,378)	29%	38	0%	(2,340)	29%
General and administrative	(674)	8%	136	2%	(538)	7%
Total operating expenses	(5,237)	64%	384	5%	(4,853)	60%

Income from operations	1,579	19%	384	5%	1,963	24%

Net income attributable to Ctrip’s shareholders	1,394	17%	384	5%	1,778	22%

Diluted earnings per ordinary share (RMB)	18.86		4.77		23.63

Diluted earnings per ADS (RMB)	2.36		0.59		2.95

Diluted earnings per ADS (USD)	0.35		0.09		0.44

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.8680 on September 28, 2018 published by the Federal Reserve Board.

Note 2: Diluted net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of share-based awards and convertible senior notes. All dilutive potential ordinary shares had anti-dilutive impact and were excluded in computation of GAAP diluted EPS in the period when loss was reported.